Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of (Loss) Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Determination of (loss) earnings:
(Loss) income from operations	$(35,431)	$10,381	$(69,820)	$(30,612)	$(44,672)
Add:
Fixed charges	410	695	709	555	594

(Loss) earnings, as adjusted	$(35,021)	$11,076	$(69,111)	$(30,057)	$(44,078)

Fixed charges:

Estimate of interest within rental expense	410	695	709	555	594

Fixed charges	$410	$695	$709	$555	$594

Preferred stock dividends	$-	$-	$-	$-	$-

Ratio of (loss) earnings to fixed charges and preferred stock dividends	*	16	*	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$35,431	$-	$69,820	$30,612	$44,672

(1)
For the years ended 2008 through 2010 and 2012, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.